The Game That Changed College Basketball, LLC
Inception Date Balance Sheet
as of June 4, 2019

ASSETS

Current Assets		
Cash in the bank	$	-
Accounts Receivable	$	-
Inventory	$	-
Prepaid Expenses	$	-
Other Current Assets	$	66,500.00
Total Current Assets	**$66,500**	
Fixed Assets		
Machinery & Equipment	$	-
Furniture and Fixtures	$	-
Building & Land	$	-
Other Fixed Assets	$	-
Total Fixed Assets	**$0**	
Intangible Assets		
Patents	$	-
Copyrights	$	-
Trademarks	$	-
Other Intangible Assets	$	-
Total Intangible Assets	**$0**	
Total Assets	**$66,500**	

LIABLITIES & OWNERS EQUITY

Current Liabilities		
Accounts Payable	$	-
Income Taxes Payable	$	-
Salaries Payable	$	-
Notes Payable	$	-
Interest Payable	$	-
Current Portion of Long Term Debt	$	-
Other Current Liabilities	$	-
Total Current Liabilities	**$0**	
Long Term Liabilities		
Long-term Loans	$	-
Notes Payable to Stockholders	$	-
Capital Leases	$	-
Other Long Term Liabilities	$	-
Total Long Term Liabilities	**$0**	
Owners' Equity/Net Worth		
Invested Capital	$	25,000.00
Other Investors Capital	$	41,500.00

Total Owners' Equity/Net Worth	$66,500
Total Liabilities and Equity/Net Worth	**$66,500**